CONFIDENTIAL

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of May 18, 2022 (the “Effective Date”) by and among:

1.	ALPS Fund Services, Inc., a corporation incorporated in the State of Colorado (“SS&C ALPS”);

2.	DST Asset Manager Solutions, Inc., a company incorporated in the Commonwealth of Massachusetts (“SS&C DST,” and collectively with SS&C ALPS, “SS&C”);

3.	Opportunistic Credit Interval Fund, a Delaware statutory trust, registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund (“Fund”); and

4.	BC Partners Management LLC, a limited liability company organized in the State of Delaware, in connection with its investment services for Fund (“Management”).

Fund, Management, SS&C ALPS, SS&C DST and SS&C each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a)         “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(b)         “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person.

(c)          “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d)         “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e)         “Client Data” means all data of Fund (or, if a Management entity receives Services, such entity), including data related to securities trades and other transaction data, investment returns, issue descriptions, and Market Data provided by Fund and all output and derivatives thereof, necessary to enable SS&C to perform the Services, but excluding SS&C Property.

(f)         “Confidential Information” means any information about Fund or SS&C, including this Agreement, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(g)         “Data Supplier” means a third party supplier of Market Data.

(h)         “Governing Documents” means the constitutional documents of an entity and, with respect to Fund, all minutes of meetings of the board of trustees or analogous governing body and of shareholders meetings, and any registration statements, offering memorandum, subscription materials, board or committee charters, policies and procedures, investment advisory agreements, other material agreements, and other disclosure or operational documents utilized by Fund in connection with the offering of any of its securities or interests to investors, all as amended from time to time.

(i)         “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(j)          “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority.

(k)         “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(l)          “Market Data” means third party market and reference data, including pricing, valuation, security master, corporate action and related data.

(m)         “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(n)         “Services” means the services listed in Schedule A.

(o)         “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(p)         “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

(q)         “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

1.2.       Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.       Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and such schedules or appendices, the former shall control.

1.4.       Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.       The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.       Subject to the terms of this Agreement, SS&C will perform the Services set forth in Schedule A for Fund and, if to the extent set forth therein, Management. SS&C shall be under no duty or obligation to perform any service except as specifically listed in Schedule A or take any other action except as specifically listed in Schedule A or this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. Any Fund or Management requests to change the Services, including those necessitated by a change to the Governing Documents of Fund or Management or change in applicable Law, will only be binding on SS&C when they are reflected in an amendment to Schedule A.

2.2.       Fund and Management agrees to pay, the fees, charges and expenses set forth in the fee letter(s) (a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. Payment by Fund shall not limit SS&C’s rights of recourse against Fund.

2.3.       In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to one or more of its Affiliates or other Persons (and any required Fund consent to such delegation shall not be unreasonably revoked or withheld in respect of any such delegations), provided that such Persons are selected in good faith and with reasonable care and are monitored by SS&C. If SS&C delegates any Services, (i) such delegation shall not relieve SS&C of its duties and obligations hereunder, (ii) in respect of Personal Data, such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of SS&C, and (iii) if required by applicable Law, SS&C will identify such agents and the Services delegated and will update Fund when making any material changes in sufficient detail to enable Fund to object to a particular arrangement.

2.4.       After the first anniversary date of the Agreement and on each year thereafter, all fees reflected in Fee Letter will incur an annual cost of living increase as described in Fee Letter.

3.	Fund and Management Responsibilities

3.1.       The management and control of Fund are vested exclusively in Management. Fund and its Management is responsible for and will make all decisions, perform all management functions relating to the operation of Fund, and shall authorize and are responsible for all transactions. Without limiting the foregoing, Management shall:

(a)         Designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of Fund.

(b)         Evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and promptly inform SS&C of any errors it is in a position to identify.

(c)         Provide, or cause to be provided, and accept responsibility for, valuations of Fund’s assets and liabilities in accordance with Fund’s written valuation policies.

(d)         Provide SS&C with timely and accurate information including trading and Fund investor records, valuations and any other items required by SS&C in order to perform the Services and its duties and obligations hereunder.

3.2.       The Services, including any services that involve price comparison to vendors and other sources, model or analytical pricing or any other pricing functions, are provided by SS&C as a support function to Fund and do not limit or modify Fund’s responsibility for determining the value of Fund’s assets and liabilities.

3.3.       Fund and Management is solely and exclusively responsible for ensuring that it complies with Law and its respective Governing Documents. It is Fund’s responsibility to provide all final Fund Governing Documents as of the Effective Date. Fund will notify SS&C in writing of any changes to Fund Governing Documents that may materially impact the Services and/or that affect Fund’s investment strategy, liquidity or risk profile in any material respect prior to such changes taking effect. SS&C is not responsible for monitoring compliance by Fund or Management with (i) Law, (ii) its respective Governing Documents or (iii) any investment restrictions.

3.4.       In the event that Market Data is supplied to or through SS&C Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license basis. Market Data may: (i) only be used by Fund and Management in connection with the Services and (ii) not be disseminated by Fund or Management or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to Fund, Management or any other Person for any Losses with respect to Market Data, reliance by SS&C Associates or Fund on Market Data or the provision of Market Data in connection with this Agreement.

3.5.       Fund shall deliver, and procure that its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other Persons promptly deliver, to SS&C, all Client Data and the then most current version of all Fund Governing Documents and any agreement between Management and other material Fund agreements. Fund shall arrange with each such Person to deliver such information and materials on a timely basis, and SS&C will not be required to enter any agreements with that Person in order for SS&C to provide the Services.

3.6.       Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith SS&C Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by SS&C Associates from Fund its employees, Affiliates or agents, in connection with the performance of the Services and SS&C’s duties and obligations hereunder, without further enquiry or liability.

3.7.       Notwithstanding anything in this Agreement to the contrary, if SS&C is in doubt as to any action it should or should not take in its provision of Services, SS&C Associates may request directions, advice or instructions from Fund, or as applicable, Management, custodian or other service providers. If SS&C is in doubt as to any question of law pertaining to any action it should or should not take, Fund will make available to and SS&C Associates may request advice from counsel for any of Fund, Fund’s independent board members, its officers, or Management (including its investment adviser or sub-adviser), each at Fund’s expense.

3.8.       Fund agrees that, to the extent applicable, if officer position(s) are filled by SS&C Associates, such SS&C Associate(s) shall be covered by Fund’s Directors & Officers/Errors & Omissions Policy (the “Policy”), and Fund shall use reasonable efforts to ensure that such coverage be (i) reinstated should the Policy be cancelled; (ii) continued after such officer(s) cease to serve as officer(s) of Fund on substantially the same terms as such coverage is provided for the other persons serving as officers of Fund after such persons are no longer officers of Fund; or (iii) continued in the event Fund merges or terminates, on substantially the same terms as such coverage is continued for the other Fund officers (but, in any event, for a period of no less than six years). Fund shall provide SS&C with proof of current coverage, including a copy of the Policy, and shall notify SS&C immediately should the Policy be cancelled or terminated.

4.	Term

4.1.       The initial term of this Agreement will be from the Effective Date through the date ending two (2) years following the Effective Date (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of one (1) year each unless either SS&C or Fund provides the other Party with a written notice of termination at least 90 calendar days prior to the commencement of any successive term (such periods, in the aggregate, the “Term”).

5.	Termination

5.1.       SS&C or Fund also may, by written notice to the other, terminate this Agreement if any of the following events occur:

(a)         The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching Party gives the other Party written notice of such breach.

(b)         The other Party (i) liquidates, terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, (iv) where the other Party is Fund or Management, if either becomes subject to a material Action and/or an Action that SS&C reasonably determines could cause SS&C reputational harm (including any Action against an investment adviser, sub-adviser, or other service provider of Fund), or (v) where the other Party is Fund, material changes in Fund’s Governing Documents or the assumptions set forth in Section 1 of Fee Letter are determined by SS&C, in its reasonable discretion, to materially affect the Services or to be materially adverse to SS&C.

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

5.2.       Upon the receipt of SS&C of a termination notice from Fund, subject to the receipt by SS&C of all then-due fees, charges and expenses, including any fees remaining for the balance of the unexpired portion of the Term, as noted in Section 5.3, SS&C shall continue to provide the Services up to the effective date of the termination notice; thereafter, SS&C shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to Schedule A and/or Fee Letter executed by SS&C. In the event of the termination of this Agreement, Fund or Management agrees to pay to SS&C a reasonable fee determined by SS&C for services provided in connection with Fund liquidating or reorganization to another Fund. In the event that Fund or Management wishes to retain SS&C to perform transition or post-termination services, including providing data and reports in new formats, Fund and SS&C shall agree in writing to the additional services and related fees and expenses in a statement of work or amendment to Schedule A and/or Fee Letter, as appropriate. Should either Party exercise its right to terminate, all out-of-pocket expenses or costs associated with the movement of records and material will be borne by Fund.

5.3.       If Fund or Management elects to terminate this Agreement prior to the end of the Term, Fund or Management agrees to pay an amount equal to the average monthly fee paid by Fund to SS&C under the Agreement multiplied by the number of months remaining in the Term. To the extent any services are performed by SS&C for Fund after the termination of this Agreement, all of the provisions of this Agreement except portions that are inapplicable to such continuing services shall survive the termination of this Agreement for so long as those services are performed.

5.4.       Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.2., 5.2 (as applicable), 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by SS&C for Fund or Management after the termination of this Agreement all of the provisions of this Agreement except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

5.5.       Any Person, including an investment fund or its general partner, may be joined to this Agreement upon the execution of a written amendment hereto; provided, that no then-current Fund that is a Party to the Agreement is required to consent in writing or otherwise to the addition of any such Person to this Agreement except Management and the Person being added as a Party.

6.	Limitation of Liability and Indemnification

6.1.       Notwithstanding anything in this Agreement to the contrary SS&C Associates shall not be liable to Fund, Management or any other Person for any action or inaction of any SS&C Associate except to the extent of direct Losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances shall SS&C Associates be liable to Fund or Management for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Fund and Management shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim or Claim among the Parties. Any expenses (including legal fees and costs) incurred by SS&C Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by Fund and Management on a quarterly basis prior to the final disposition of such matter upon receipt by Fund and Management of an undertaking by SS&C to repay such amount if it shall be determined that an SS&C Associate is not entitled to be indemnified. The maximum amount of cumulative liability of SS&C Associates to Fund and Management for Losses arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the fees paid by that Fund or Management entity to SS&C under this Agreement for the most recent 12 months immediately preceding the date of the event giving rise to the Claim.

6.2.       Further, and notwithstanding anything herein to the contrary, with respect to "as of" adjustments, SS&C will not assume one hundred percent (100%) responsibility for losses resulting from "as ofs" due to clerical errors or misinterpretations of securityholder instructions, but SS&C will discuss with Fund, SS&C's accepting liability for an "as of" on a case-by-case basis and may accept financial responsibility for a particular situation resulting in a financial loss to Fund where such loss is “material”, as hereinafter defined, and, under the particular facts at issue, and subject to the applicable standard of care and liability limits in the Agreement, SS&C in its discretion believes SS&C’s conduct was culpable and SS&C’s conduct is the sole cause of the loss. A loss is “material” for purposes of this Section when it results in a pricing error on a given day which is (i) greater than a negligible amount per securityholder, (ii) equals or exceeds one ($.01) full cent per share times the number of shares outstanding or (iii) equals or exceeds the product of one-half of one percent (1%) times Fund’s Net Asset Value per share times the number of shares outstanding (or, in case of (ii) or (iii), such other amounts as may be adopted by applicable accounting or regulatory authorities from time to time). When SS&C concludes that it should contribute to the settlement of a loss, SS&C’s responsibility will commence with that portion of the loss over $0.01 per share calculated on the basis of the total value of all shares owned by the affected portfolio (i.e., on the basis of the value of the shares of the total portfolio, including all classes of that portfolio, not just those of the affected class).

7.	Representations and Warranties

7.1.	Each Party represents and warrants to each other Party that:

(a)         It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b)         Save for access to and delivery of Market Data that is dependent on Data Suppliers and may be interrupted or discontinued with or without notice, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

(c)         It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d)         The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.2.       Management represents and warrants to SS&C that: (i) it has actual authority to provide instructions and directions on behalf of Management and Fund and that all such instructions and directions are consistent with the Governing Documents of Fund and Management and other corporate actions thereof; (ii) it is a statutory trust duly organized and existing and in good standing under the laws of the state of Delaware and is registered with the Securities and Exchange Commission (the “SEC”) as a closed-end management investment company; (iii) it is empowered under applicable laws and by its Declaration of Trust and By-laws (together, the "Organizational Documents") to enter into and perform this Agreement; (iv) the Board of Trustees of Fund has duly authorized it to enter into and perform this Agreement; and (v) it will promptly notify SS&C of (1) any Action against it or its investment adviser or sub-adviser and (2) changes (or pending changes) in applicable Law with respect to Fund that are relevant to the Services.

8.	Client Data

8.1.       Fund and Management (i) will provide or ensure that other Persons provide all Client Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Client Data. As between SS&C and Fund or Management, all Client Data shall remain the property of the applicable Fund or Management entity to which such Client Data relate. Client Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11.2. SS&C shall be permitted to act upon instructions from Fund or Management with respect to the disclosure or disposition of Client Data related to Fund, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

8.2.       SS&C shall maintain and store material Client Data used in the official books and records of Fund for a rolling period of seven (7) years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies or until such earlier time as it returns such records to Fund or Fund’s designee.

9.	Data Protection

9.1.       From time to time and in connection with the Services, SS&C may obtain access to certain personal information from Fund, Management or from Fund investors and prospective investors. Personal information relating to Fund, Management and its respective Affiliates, trustees, officers, partners, employees and agents, and of Fund investors or prospective investors, plan sponsors and plan participants will be processed by and on behalf of SS&C and its Affiliates.

9.2.       Fund and Management entity consents to the transmission and processing of such data outside the jurisdiction governing this Agreement in accordance with applicable Law.

9.3.       Fund and Management acknowledge that SS&C intends to develop and offer analytics-based products and services for its customers. In providing such products and services, SS&C will be using consolidated data across all clients, including data of Fund, and make such consolidated data available to clients of the analytics products and services. Fund and Management hereby consents to the use by SS&C of Fund Confidential Information (including anonymized shareholder information) in the offering of such products and services, and to disclose the results of such analytics services to its customers and other third parties, provided the information will be aggregated, anonymized and may be enriched with external data sources. SS&C will not disclose shareholder names or other personal identifying information, or information specific to or identifying Fund or Management or any information in a form or manner which could reasonably be utilized to readily determine the identity of Fund, Management or its shareholders.

10.	SS&C Property

10.1.     SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither Fund nor Management nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property, except as specifically set forth herein. Fund and Management shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1.     Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2.	Each Party may disclose the other Party’s Confidential Information:

(a)	In the case of Fund or Management, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents (“Fund Representative”) who need to know such information for the purpose of carrying out its duties under, or receiving the benefits of or enforcing, this Agreement. Fund and Management shall ensure compliance by Fund Representatives with Section 11.1.

(b)	In the case of SS&C, to Fund and Management and each SS&C Associate, Fund Representative, investor, Fund or Management bank or broker, Fund or Management counterparty or agent thereof, or payment infrastructure provider who needs to know such information for the purpose of carrying out SS&C’s duties under or enforcing this Agreement. SS&C shall ensure compliance by SS&C Associates with Section 11.1 but shall not be responsible for such compliance by any other Person.

(c)	As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii) reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that Party’s expense.

11.3.     Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by Law or its internal policies.

11.4.     SS&C’s ultimate parent company is subject to U.S. federal and state securities Law and may make disclosures as it deems necessary to comply with such Law. SS&C shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of SS&C in connection with the Services.

11.5.     Upon the prior written consent of the Management, SS&C shall have the right to identify Fund or Management in connection with its marketing-related activities and in its marketing materials as a client of SS&C. Upon the prior written consent of SS&C, Fund or Management shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement in the offering documents of Fund. This Agreement shall not prohibit SS&C from using any Fund or Management data (including Client Data) in tracking and reporting on SS&C’s clients generally or making public statements about such subjects as its business or industry; provided that neither Fund nor Management is named in such public statements without its prior written consent. If the Services include the distribution by SS&C of notices or statements to investors, SS&C may, upon advance notice to Fund, include reasonable notices describing those terms of this Agreement relating to SS&C and its liability and the limitations thereon; if investor notices are not sent by SS&C but rather by Fund or some other Person, Fund will reasonably cooperate with any request by SS&C to include such notices. Neither Fund nor Management shall, in any communications with any Person, whether oral or written, make any representations stating or implying that SS&C is (i) providing valuations with respect to the securities, products or services of Fund or Management, or verifying any valuations, (ii) verifying the existence of any assets in connection with the investments, products or services of Fund or Management, or (iii) acting as a fiduciary, investment advisor, tax preparer or advisor, custodian or bailee with respect to Fund, Management or any of their respective assets, investors or customers.

11.6.     In the event Fund or Management obtains information from SS&C or the TA2000 System which is not intended for Fund or Management, Fund and Management agrees to (i) immediately, and in no case more than twenty-four (24) hours after discovery thereof, notify SS&C that unauthorized information has been made available to Fund or Management; (ii) not knowingly review, disclose, release, or in any way, use such unauthorized information; (iii) provide SS&C reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) deliver to SS&C a certificate executed by an authorized officer of Fund or Management certifying that all such unauthorized information in Fund’s possession or control has been delivered to SS&C or destroyed as required by this provision.

12.	Notices

12.1.     Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier (iv) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

If to SS&C (to each of):

ALPS Fund Services, Inc.
1290 Broadway, Suite 1000
Denver, CO 80203

Attention: General Counsel
E-mail: notices@sscinc.com

SS&C Technologies, Inc.

4 Times Square, 6th Floor

New York, New York 10036

Attention: Chief Operating Officer

 General Counsel

E-mail:	SSCGlobeOpNotices@sscinc.com notices@sscinc.com

If to Fund:

Opportunistic Credit Interval Fund

650 Madison Ave.

New York, NY 10022

Attention: Jason Roos

E-mail: Jason.Roos@bcpartners.com

13.	Miscellaneous

13.1.     Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2.     Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by Fund or Management, in whole or in part, whether directly or by operation of Law, without the prior written consent of SS&C. SS&C may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control of SS&C, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3.     Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by law all rights to a trial by jury.

13.4.     Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5.     Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. This Agreement sets out the entire liability of SS&C Associates related to the Services and the subject matter of this Agreement, and no SS&C Associate shall have any liability to Fund, Management or any other Person for, and Fund and Management hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory.

13.6.    Force Majeure. SS&C will not be responsible for any Losses of property in SS&C Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

13.7.    Non-Exclusivity. The duties and obligations of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other Person and to receive economic or other benefits in connection therewith. Fund and Management understands that SS&C may have commercial relationships with Data Suppliers and providers of technology, data or other services to Fund or Management and SS&C may receive economic or other benefits in connection with the Services provided hereunder.

13.8.    No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between or among any of the Parties.

13.9.    No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, neither Fund nor Management will directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of SS&C or its Affiliates without the consent of SS&C; provided, however, that the foregoing shall not prevent Fund or Management from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates. If Fund or Management employs or engages any SS&C Associate during the term of this Agreement or the period of 12 months thereafter in contravention of this Section 13.9, such entity shall pay for any fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10.  No Warranties. Except as expressly listed herein, SS&C and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11.  Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12.  Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Fund in any Action to which Fund or Management is a party or otherwise related to Fund or Management, Fund and Management shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith.

13.13.  Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to SS&C Associates and Data Suppliers.

13.14.  Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.15.   Certain Third Party Vendors. Nothing herein shall impose any duty upon SS&C in connection with or make SS&C liable for the actions or omissions to act of the following types of unaffiliated third parties: (a) courier and mail services including but not limited to Airborne Services, Federal Express, UPS and the U.S. Mails, (b) telecommunications companies including but not limited to AT&T, Verizon, Sprint, and other delivery, telecommunications and other such companies not under the Party’s reasonable control, and (c) third parties not under the Party’s reasonable control or subcontract relationship providing services to the financial industry generally, such as, by way of example and not limitation, the Depository Trust Clearing Corporation (processing and settlement services), Broadridge Financial Services (investor communications), Fund custodian banks (custody and fund accounting services) and administrators (blue sky and Fund administration services), Data Suppliers, and national database providers such as Choice Point, Acxiom, TransUnion or Lexis/Nexis and any replacements thereof or similar entities, provided, if SS&C selected such company, SS&C shall have exercised due care in selecting the same. Such third party vendors shall not be deemed, and are not, subcontractors for purposes of this Agreement.

[signature page follows]

This agreement has been entered into by the Parties as of the Effective Date.

ALPS FUND SERVICES, INC.	OPPORTUNISTIC CREDIT INTERVAL FUND

By:	By:

Name:	Name:

Title:	Title:

BC PARTNERS MANAGEMENT LLC

By:

Name:

Title: